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FORM 51-102F3

MATERIAL CHANGE REPORT

1.     Name and Address of Company

        The name and address of the reporting issuer is Norbord Inc., Suite 600, 1 Toronto Street, Toronto, Ontario M5C 2W4.

2.     Date of Material Change

        The material change occurred on April 19, 2005.

3.     News Release

        The press release reporting the material change was issued on April 20, 2005 in Toronto through Canada News Wire.

4.     Summary of Material Change

        Norbord Inc. announced its intention to redeem all of its Class A Preferred Shares Series 1 (the "Preferred Shares"), declared a special dividend of CAD. $1.00 on its Common shares and announced its intention to expand its Cordele OSB mill. A copy of the press release issued by Norbord is attached as a schedule hereto.

5.     Full Description of Material Change

        At its meeting of April 19, 2005, the board of directors of Norbord approved a series of capital initiatives to enhance shareholder value and increase the earnings capacity of the company. The initiatives included the payment of a special dividend to common shareholders of CAD $1.00 on May 20, 2005 to shareholders of record on May 2, 2005, the redemption of all outstanding preferred shares on May 20, 2005, and the announcement of a capacity expansion at one of its OSB mills.

6.     Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

        Not applicable.

7.     Omitted Information

        Not applicable.

8.     Executive Officer

  John Tremayne
  Executive Vice-President & Chief Financial Officer
  416-643-8850

9.     Date of Report

        April 22, 2005.

NEWS RELEASE

Norbord Actions to Increase Value Following Strong Results

TORONTO, ON (April 20, 2005) — Following announcement of strong first quarter earnings and its expectation of continued performance in 2005, Norbord Inc. announced today its Board of Directors has approved a series of capital initiatives to enhance shareholder value and increase the earnings capacity of the company.

The four initiatives include payment of a special dividend to common shareholders, redemption of all outstanding preferred shares, continuation of common share repurchases under a normal course issuer bid, and expansion of the company's North American oriented strand board capacity.

Said Barrie Shineton, Norbord's President and Chief Executive Officer: "These important initiatives reflect Norbord's ability to generate strong cash flow, allowing us to increase value for our shareholders while ensuring we are well positioned to meet our capital needs and growth objectives going forward."

Details of the four initiatives are as follows:

  •
  Special dividend:  A special dividend of CAD $1.00 per common share will be paid on May 20, 2005 to shareholders of record on May 2, 2005. This is in addition to the regular common annual dividend of CAD $0.40 per share. The total return of capital to shareholders from the special dividend will be approximately CAD $150 million.

  •
  Redemption of preferred shares:  The CAD $60 million of Series 1 preferred shares of the company will be called for redemption at par, effective May 20, 2005. The preferred shares represent Norbord's highest cost fixed charge, having a current pre-tax equivalent cost of 6.5%. By utilizing excess cash on the balance sheet, the company will generate more than $1 million of incremental net income annually.

  •
  Continuation of common share repurchase program:  Norbord will continue to repurchase up to 7.5 million common shares under its normal course issuer bid, which expires November 1, 2005. To date, Norbord has repurchased approximately 3.7 million shares.

  •
  Capacity expansion:  Norbord will expand the size of its OSB mill in Cordele, Georgia, creating one of the largest and most cost efficient OSB mills in the world. Conditional on environmental permitting which is well advanced, the company will add 550 million square feet (3/8" basis) of production capacity at a cost of $135 million. When the expansion is completed in the second half of 2006, the mill will produce approximately one billion square feet of OSB for the strong southern US housing market. Expansion of the Cordele mill is the most economic means of adding capacity, and will further enhance the mill's cost and market position. The project will increase Norbord's North American production capacity by 15%, and will further strengthen its position as the largest OSB producer in the US South.

Norbord Inc. Suite 600 1 Toronto Street Toronto, Ontario M5C 2W4	Telephone Number: (416) 365-0705 Fax (416) 365-3292 www.norbord.com

Norbord Inc. is an international producer of wood-based panels with assets of $1.4 billion. We employ approximately 2,900 people at 16 plant locations in the United States, Europe and Canada. We are one of the world's largest producers of oriented strand board (OSB). In addition to OSB, we manufacture particleboard, medium density fibreboard (MDF), hardwood plywood, I-joists and related value-added products. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

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Contact:

Anita Veel
Director, Corporate Affairs
(416) 643-8838
anita.veel@norbord.com

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FORM 51-102F3 MATERIAL CHANGE REPORT